06008107

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Amaranth Securities L.L.C.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Lane
(No. and Street)

Greenwich, (City) **CT** (State) **06831** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James G. Glynn **203-422-3310**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, DC
152

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James G. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Amaranth Securities L L C, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Amanda Beth Vocaturo
Notary Public

AMANDA BETH VOCATURO
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amaranth Securities L.L.C.
(a limited liability company)

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Amaranth Securities L.L.C.

We have audited the accompanying statement of financial condition of Amaranth Securities L.L.C. (the "Company") at December 31, 2005. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amaranth Securities L.L.C. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2006

Amaranth Securities L.L.C.
(a limited liability company)

Statement of Financial Condition
(Dollars in thousands)

December 31, 2005

Assets		
Cash in bank	$	450
Securities borrowed		1,517,101
Due from broker		851
Interest and dividends receivable		3,874
Secured demand note receivable		100,000
Other assets		5,408
Total assets	$	1,627,684
Liabilities and member's equity		
Liabilities:		
Securities loaned	$	1,467,463
Interest and dividends payable		3,854
Accrued expenses and other liabilities		1,180
Total liabilities		1,472,497
Subordinated note payable		100,000
Member's equity		55,187
Total liabilities and member's equity	$	1,627,684

See accompanying notes

1. Organization and Summary of Significant Accounting Policies

Organization

Amaranth Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc. ("NASD"), and a commodity pool the operator of which is exempt from registration with the Commodity Futures Trading Commission ("CFTC") pursuant to rule 4.13 of the CFTC regulations. The Company was formed to engage in various aspects of the securities business which include securities borrow and loan and proprietary trading. According to the limited liability company agreement, the term of the Company shall end at the close of business on December 31, 2037.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividend income and expense are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Accounting Standards Number 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

1. Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

No provision has been made in the accompanying financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of each member.

2. Risk Management

In the ordinary course of business, the Company manages a variety of risks including market risk, counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures and monitors risk through various control mechanisms, including trading limits, capital-usage limits by trading strategies, and diversifying exposures and activities across a variety of instruments, markets, and counterparties.

Market risk is the risk of potential adverse changes to the value of financial instruments and their derivatives because of changes in market conditions like interest and currency-rate movements and volatility in commodity or security prices. The Company manages its exposure to market risk through the use of hedging strategies and various analytical-monitoring techniques.

The Company maintains trading relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties, requiring additional collateral where appropriate, and using netting agreements whenever possible.

2. Risk Management (continued)

Liquidity risk arises in the general funding of the Company's trading activities. It includes the risks of not being able to fund trading activities at settlement dates and liquidate positions in a timely manner at a reasonable price. The Company manages its liquidity risk by investing primarily in marketable securities and financing its trading activities through the use of loans and short-term security financing transactions.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its trading activities.

3. Due from Broker

At December 31, 2005, substantially all the amount due from broker represented cash held at one multi-national securities firm which provides prime brokerage services to the Company.

4. Other Assets

Substantially all the amount of other assets is a clearing deposit consisting of a short-term treasury bill held by a major U.S. bank pursuant to a clearance agreement.

5. Related Party Transactions

The Company entered into an administrative services agreement with Amaranth Group Inc. ("AGI"), an affiliate, to provide personnel, office facilities, technology and administrative support to the Company on an on-going basis. The Company compensates AGI for its portion of operating, general and administrative overhead expenses based on AGI's allocation methodology. The allocation methodology utilizes a combination of factors including but not limited to square footage, headcount, trading volume and percentage of time spent. As of December 31, 2005, the Company had a payable, included in accrued expenses and other liabilities, to AGI of $920 for the aforementioned services.

(Dollars in thousands)

5. Related Party Transactions (continued)

During the year, the Company engaged in securities borrow and loan transactions with its parent and affiliates. At of December 31, 2005, the Company borrowed securities from its parent and posted cash collateral amounting to $150,330. Interest receivable related to these transactions amounted to $516. In addition, the Company borrowed and loaned securities with affiliates and posted and received cash collateral related to these transactions amounting to $77,070 and $661,943, respectively, as of December 31, 2005. Interest receivable and interest payable related to these transactions amounted to $686 and $1,543, respectively.

6. Subordinated Note Payable

The Company maintains a $100,000 secured demand note agreement ("SDN") with its affiliate, Amaranth LLC. The SDN is collateralized with marketable securities owned by the affiliate with an approximate value of $143,520. The note when drawn would bear a market rate of interest. The agreement levies a monthly interest charge on the collateral pledged based on a market spread over the Federal Funds rate which resulted in a payable of $267 on December 31, 2005. The SDN agreement terminates in 2009, but the agreement allows for one-year extensions until 2014. As of the close of business on December 31, 2005, the SDN was not drawn down.

The SDN was approved by the NASD and the subordinated liability related to the SDN can be added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

7. Net Capital Requirement

The Company is a member of the NASD, and is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. On December 31, 2005, the Company had net capital of $149,779 which exceeded the minimum requirement by $149,529.

8. Disclosure under Financial Accounting Standards Board Interpretation 45

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.